UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 18, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Lincoln National Corporation

File No. 001-06028 - CF#24753

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Lincoln National Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 25, 2010, as amended.

Based on representations by Lincoln National Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.58	through January 4, 2013
Exhibit 10.59	through January 4, 2013
Exhibit 10.60	through December 31, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jeffrey Riedler
Assistant Director